FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica’s share capital reduction	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby reports the following

SIGNIFICANT EVENT

Pursuant to the resolution adopted by the shareholders of TELEFÓNICA, S.A. at their Annual General Meeting of May 14th , 2012, the Board of Directors has resolved to execute the capital reduction of the Company by the cancellation of own shares. The public deed of this share capital reduction has been registered in the Madrid Mercantile Registry (Registro Mercantil) on May 25th, 2012.

Therefore, 84,209,363 of the own shares of TELEFÓNICA, S.A. have been cancelled, reducing the company’s share capital by the sum of 84,209,363 euros. This also means rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,479,787,122 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

Madrid, May 25th, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 25th , 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors